

Daniel B Lipton · 3rd

Owner, DBL TRADE LLC \ OPERA NIGHT
CLUB\Fitradio\DesignerWorldTilellc\SmithTon Homes
llc\Strata Fitness Research\Sum.tv

Greater New York City Area · 500+ connections · **Contact info**

SmithTon Homes llc

University of Nevada-Las
Vegas, Univ Of South...

Experience

Co Owner
SmithTon Homes llc
Sep 2016 – Present · 3 yrs 5 mos

Residential and Commercial Development

Owner
DBL TRADE LLC
Sep 1990 – Present · 29 yrs 5 mos
Greater New York City Area

Commodities Trading company



Previous owner
Opera Nightclub
Sep 2007 – Oct 2018 · 11 yrs 2 mos

Voted top nightclubs in USA

Co Owner
Strata fitness research
Sep 2016 · 1 mo



Owner
FIT Radio
Jan 2013 – Sep 2013 · 9 mos

Streaming Music app ,appealing to the fitness world. over 5million downloads

Show 1 more experience ⌄

Education

University of Nevada-Las Vegas, Univ Of South Florida
BS in Hotel ,Restaurant and Casino Management, Minor in Marketing In Sales

Licenses & Certifications

Series 3 , Series 6 and 7

